Exhibit 99.1

PARALLEL PETROLEUM CORPORATION
1004 N. BIG SPRING, SUITE 400
MIDLAND, TEXAS 79701
(432) 684-3727

          , 2008

OPTION TO EXERCISE PURCHASE WARRANTS

Dear Purchase Warrant Holder:

Enclosed for your consideration is a prospectus dated          , 2008 (the “Prospectus”) relating to the offering by Parallel Petroleum Corporation (“Parallel”) of shares of common stock, par value $0.01 per share (“Common Stock”), to be issued upon the exercise of purchase warrants (“Warrants”) issued in our initial public offering. Each Warrant entitles the holder to purchase one share of our Common Stock at a $6.00 per share exercise price. The Warrants and Common Stock are described in the Prospectus.

Given the fact that Parallel’s stock price is significantly greater than the exercise price of the Warrants, and has remained above such exercise price for a significant period of time, we have determined to register the shares of Common Stock underlying the Warrants. It is important to note that the Warrants are exercisable only for a 30-day period after the date a Registration Statement covering their exercise is declared effective by the SEC. Because the Registration Statement was declared effective on          , 2008, the Warrants will expire, if not exercised, at 5:00 p.m., Mountain Time, on          , 2008 (such time and date, the “Expiration Date”). The Warrants are evidenced by warrant certificates (“Warrant Certificates”) and will cease to have any value at the Expiration Date.

Your immediate action is requested. To exercise any Warrants, you should deliver the properly completed and signed Warrant Certificate, with payment in full for each share of Common Stock to be purchased, to Computershare Trust Company, N.A., our warrant agent (the “Warrant Agent”), as indicated in the Prospectus. Your signature must correspond with the name as written upon the face of the warrant certificate in every particular without any change whatsoever. If you request that stock certificates be issued in a name other than the name as written on the face of the warrant certificate, then your signature must be medallion guaranteed by an eligible guarantor institution (banks, stock brokerage firms, savings and loan associations and credit unions) with membership in an approved medallion signature program. No guarantee is required if the stock certificate is to be registered in the same manner as the warrant certificate is currently registered. The Warrant Agent must receive the Warrant Certificate with full payment for each share of Common Stock to be purchased by the Expiration Date. For your convenience, we have enclosed an envelope addressed to the Warrant Agent. Parallel will pay the Warrant Agent the transfer fees of $25.00 for each new certificate issued. You cannot revoke the exercise of your Warrants. Warrants not exercised prior to the Expiration Date will expire. You may exercise all or a portion of the Warrants you hold.

If your Warrant Certificate has been lost, destroyed or stolen, you should contact the Warrant Agent. The Warrant Agent will provide you with all necessary forms and instructions, including an affidavit of loss, to replace any such lost, destroyed or stolen certificate. You may be required to provide a bond as indemnity against any claim that may be made with respect to the certificate alleged to have been lost, destroyed or stolen. Additional information relating to exercise procedures and conditions are set forth in the Prospectus. You may contact the Warrant Agent as follows:

Computershare Trust Company, N.A.
Attn: John Harmann
350 Indiana Street, Suite 800
Golden, Colorado 80401
Tel: 1-800-962-4284, ext. 5732

If you have any questions, please contact Cindy Thomason, Manager of Investor Relations of Parallel Petroleum Corporation at (432) 684-3727 or John Harmann of Computershare Trust Company, N.A. at 1-800-962-4284, ext. 5732.

Very truly yours,

PARALLEL PETROLEUM CORPORATION

By:	/s/ Larry C. Oldham
Larry C. Oldham
President and Chief Executive Officer